SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                        COMMISSION FILE NUMBER 001-12536


                           NOTIFICATION OF LATE FILING

                                  (Check One):
             |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q
                          |_| Form N-SAR |_| Form N-CSR


                         For Period Ended: June 30, 2005
                         -------------------------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:
                        ---------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

                             SECURED SERVICES, INC.
                             ----------------------
                             Full Name of Registrant

                          SOUTHERN SOFTWARE GROUP, INC.
                          -----------------------------
                            Former Name if Applicable

                        110 Williams Street, 14th Floor
                        -------------------------------
            Address of Principal Executive Office (Street and Number)
                            New York, New York 10038
                            ------------------------
                            City, State and Zip Code

                                     PART II
                             RULES 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

         On August 3, 2005 and prior to the preparation of its quarterly report for the quarter ended June 30, 2005, the registrant replaced its former Chief Executive Officer with a new Interim Chief Executive Officer. That new Interim Chief Executive is now the person required to provide the certifications mandated under sections 302 and 906 of the Sarbanes-Oxley Act of 2002 for that quarter. Accordingly, the performance of the necessary review procedures by the Interim Chief Executive Officer to provide the aforementioned certifications could not be completed by August 15, 2005 without unreasonable effort or expense. The registrant believes that the quarterly report on Form 10-QSB for such period will be available for filing on or before August 22, 2005.

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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         JOHN DAY                                (201) 934-9721
         --------                                -------------------------------
         (Name)                                  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The registrant anticipates that the results of operations for the three and six month periods ended June 30, 2005, will be materially different from the same periods in the prior year. The anticipated unaudited results of operations for the three and six month periods ended June 30, 2005 compared to the same periods in prior year are as follows: (i) in 2005, the revenues were approximately $967,000 and $1,845,000, respectively, compared to $405,863 and $936,928, respectively, in 2004; (ii) in 2005, the net loss was approximately $2,994,000 and $5,294,000, respectively, compared to $1,205,000 and $1,772,000, respectively, in 2004; and (iii) in 2005, the loss per share was $0.17 and $0.32, respectively, compared to $0.08 and $0.16, respectively, in 2004.


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


                               SECURED SERVICES, INC.
                               ----------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  08/15/05                              By:  /s/ JOHN DAY
                                                 ----------------------
                                            Name: John Day
                                            Title: Chief Financial Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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